UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 17, 2005

AssistGlobal Technologies Corp.

 (Translation of registrant’s name into English)

1304- 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F__x_____

Form 40-F________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes    x

No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-3679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AssistGlobal Technologies Corp.

(Registrant)

"Sokhie Puar"

Date:   May 17, 2005

_________________________________

Mr. Sokhie Puar, Director

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

AssistGlobal Technologies Corp.

Cathedral Place

Suite 1304 -925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

May 18, 2005

Item 3.

Press Release

May 18, 2005, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

AssistGlobal Technologies Corp. announces that the disposition of AssistGlobal Inc. ("AGI") previously announced on March 17, 2005 will no longer proceed by way of issuer bid.

Item 5.

Full Description of Material Change

See attached press release

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sokhie Puar

Peeyush Varshney

Director

Corporate Secretary

(604) 684-2181

(604) 684-2181

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 17th day of May 2005.	"Peeyush K. Varshney"
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the year ended December 31, 2004

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Management Discussion & Analysis

December 31, 2004

1.1

Date

This Management Discussion and Analysis ("MD&A") of AssistGlobal Technologies Corp. (formerly IGN Internet Global Network Inc.) ("AssistGlobal" or the "Company") has been prepared by management as of May 3, 2005 and should be read in conjunction with the audited financial statements and related notes thereto of the Company for the years ended December 31, 2004 and 2003 which were prepared in accordance with Canadian generally accepted accounting principles.

This MD&A may contain forward-looking statements in respect of various matters including upcoming events. The results or events predicted in these forward-looking statements may differ materially from actual results or events. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

1.2

Over-all Performance

The performance of the Company for the year ended December 31, 2004 reflects the formal launching of MicroView FM 2.65 to industry professionals at the World Workplace Conference in Salt Lake City October 18-21, 2004.  Also, at the Archibus International User's Conference held April 19-21, 2004 in Boston, Mass., dealers were able to view the new product through a presentation and workshop held privately, prior to the conference. All dealers with clients currently owning a version of MicroView FM were made aware of the opportunity to upgrade their clients.  This fully updated version of the mobile technology includes many improvements to existing MicroView functionality as well as a host of new features including Inspections and Surveys for Condition Assessment and Parts Inventory Management.  Orders are now being shipped worldwide.

The new features include new functionality within the building operations and condition assessment activities.  Also included are significant improvements to the overall usability of all modules and enhancements designed to take advantage of new features within the latest ARCHIBUS/FM release.

During the year, the Company continued its introduction of MicroView Parking Manager, a groundbreaking tool that will maximize parking revenues and streamline operations for any business which manages large-scale parking operations.  The Beta testing phase of this product is now completed through the participation of the British Columbia Institute of Technology which has offered valuable feedback to the Company for the final product enhancements.

MicroView Parking Manager delivers powerful desktop and handheld tools with a broader range of functions than other traditional technologies. Parking passes, lot capacities, pass history, violations, tickets and waiting lists can all be managed through this innovative technology and in concert with existing enterprise information built on ARCHIBUS FM. This technology can also be expanded through optional tools for MicroView handheld computers.

The Company has actively participated in marketing events during the year that have highlighted AssistGlobal's hosting capabilities for Primavera software for Project Management.  This represents a

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Management Discussion & Analysis

December 31, 2004

new revenue stream for the Company with new clients, Excel Energy of Minneapolis, MN, Ledcor Group of Vancouver, BC, Stuart Olsen Construction of Vancouver, BC, and Ameren UE of Missouri, MN.  The hosting revenue generated during the year ending December 31, 2004 was $225,342 with most contracts contributing to re-occurring monthly revenue.

The Company achieved further sales of its MicroView software products and hosting services to the healthcare sector.

Two significant local regions, South Fraser Health Authority and Vancouver Coastal Health Authority and one significant non-local region, Children's Hospital of Philadelphia, PA, have signed contracts adding to a list of impressive recent agreements.   The Company continues to aggressively pursue new business within the other three healthcare regions of British Columbia through the leveraging of business relationships with companies already positioned with active on-going contracts in these regions.

Other healthcare facilities using AssistGlobal products and services include: V.A. Medical Center (Los Angeles, CA), City of Hope (Los Angeles, CA), V.A. Medical Center (Salt Lake City, UT), Hershey Medical Center (Hershey, PA), Cedar Sinai Hospital (Los Angeles, CA), Santa Clara Valley Health & Hospital System (Santa Clara, CA), Mercy Health Partners (U.S.A.), Blue Cross Blue Shield (North Carolina) and Brigham & Women's Hospital (Boston, MA).

Budget restraints for most hospitals have forced a careful consideration at all levels prior to any purchase decisions. AssistGlobal solutions favor a progressive, proactive approach to the management of healthcare facilities and operations.  The Company works with healthcare professionals to streamline workflow, eliminate redundancies and provide better access to their information.  The results are solutions that provide healthcare managers with measurable improvements to their operations.

The project and facilities management industry is witnessing the proliferation of web-based applications.  AssistGlobal anticipates that the trend away from client servers towards web-based applications, will spur changes to software and hosting solutions within the next several years.

During the year ended December 31, 2004, the Company entered into a memorandum of understanding ("MOU"), to acquire Fine Arts and Software Inc. ("FAS") of Philadelphia, PA., USA.

Pursuant to the MOU, the Company will issue up to 2,160,000 common shares ("Purchase Price") of its common stock to the sole shareholder of FAS, Howard Shotz.  The Purchase Price will vest in three tranches. The first tranche of 720,000 common shares of the Company will be issued to FAS upon the signing of a definitive agreement. The second tranche of 720,000 common shares of the Company will be issued to FAS after 12 months from the date of the definitive agreement and the third tranche of 720,000 common shares of the Company will be issued to FAS after 24 months from the date of the definitive agreement. Both the second and third tranches of shares are also subject to FAS having met certain financial performance measures.

This MOU will terminate on the closing of the transactions contemplated by the definitive agreement or sixty days from September 24, 2004 unless extended by the Company.  The MOU has since been terminated.

Subsequent to the year end, the Company proposed, subject to shareholder approval, to conduct an issuer bid to acquire its issued and outstanding shares.  Shares tendered under the issuer bid that are

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Management Discussion & Analysis

December 31, 2004

taken up by the Company will be paid for through the issuance of shares of AssistGlobal Inc. ("AGI"), the wholly-owned operations subsidiary of the Company.  The Company will issue one share from treasury of AGI for each 10 shares of the Company tendered under the issuer bid.

Three directors and two employees have agreed to collectively tender 7,312,910 of their shares of the Company pursuant to the issuer bid.  The Company will cancel all of the shares of AGI held by the Company upon completion of the issuer bid.  As a result, upon completion of the bid, shareholders receiving shares of AGI pursuant to the bid will hold 100% of the issued and outstanding shares of AGI, and the company will have divested its ownership of AGI.

The Company has agreed with AGI that subject to completion of the issuer bid, it will forgive approximately $279,230 of inter-company debt.

Should the Company complete its issuer bid and divest itself of AGI, it will have no operating business.

The Company's future operation are dependant upon its ability to obtain third party financing in the form of equity and/or debt and ultimately to generate future profitable operations.  Such financing may not be available or may not be available on reasonable terms.  The resolution of the going concern issue is dependant of the realization of management's plans.  If management is unsuccessful in raising future debt or equity financings, the Company will be require to liquidate assets and curtail or possibly cease operations.

History and Overview

AssistGlobal was incorporated by registration of its memorandum and articles under the laws of the Province of British Columbia on September 15, 1987, under the name "Grand Resources Inc."  The Company changed its name from "Grand Resources Inc." to "Bay Street Ventures Inc." effective November 18, 1987.  The Company changed its name from "Bay Street Ventures Inc." to "Cenco Petroleum Ltd." effective September 20, 1991.  The Company changed its name from "Cenco Petroleum Ltd." to "IGC Internet Gaming Corporation" and subdivided its share capital on a 1.5 new shares for 1 old share basis effective August 7, 1996.  The Company changed its name from "IGC Internet Gaming Corporation" to "IGN Internet Global Network Inc." effective November 21, 1996.  The Company changed its name from "IGN Internet Global Network Inc." to "AssistGlobal Technologies Corp." and consolidated its share capital on a 1 new share for 3 old shares basis effective September 23, 2003.

The Company's common shares had been listed on the TSX Venture Exchange (formerly Canadian Venture Exchange) (the "Exchange") since September 28, 1993 (trading symbol "IGN").  As of November 19, 1997, the Company's common shares received clearance for an unpriced quotation on the OTC Bulletin Board by the NASD Regulation, Inc. in the United States under the trading symbol "IGNIF".  Effective January 30, 1998, the Company's common shares commenced trading on the Berlin Stock Exchange having a trading symbol "IGN GR".  On July 29, 2003, the common shares of the Company were voluntarily delisted from the Exchange at the request of the Company.  The Company currently trades on the OTCBB Market under the trading symbol "AGBTF" and on the Canadian Trading and Quotation System ("CNQ") under the trading symbol "AGBT.U".  Effective August 30, 2004, the Company's common shares had been listed on the Frankfurt Stock Exchange ("FWB"), an international

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Management Discussion & Analysis

December 31, 2004

trading centre, under the symbol "IGN1". The FWB is that is the largest of the eight German stock exchanges and is operated by Deutsche Borse AG.

The Company formerly operated in the internet gaming casino business and had nine subsidiaries and is a discretionary beneficiary of a trust. On April 1, 2001, the Company ceased operations because there was too much competition in the internet casinos market. The Company explored other alternatives, including the divestiture of the casino software and other related components of the Company.  Pursuant to an agreement dated May 20, 2003, the Company sold all of its subsidiaries for cash consideration of $1. The closing of the sale was effective on June 2, 2003.

On July 6, 2003, the Company entered into a definitive acquisition agreement (the "Acquisition Agreement"), with AssistGlobal Inc. (formerly AssistGlobal.com Communications Inc.) ("ACI") and its principal shareholders to acquire all of the issued and outstanding shares of ACI in exchange for the issuance of 10,350,000 post consolidated common shares of the Company at a deemed price of $0.35 per share. The transaction was treated as an exempt take over bid in the Province of British Columbia. As part of the transaction, the Company consolidated its common shares on a 1 new share for 3 old share basis and changed its name to AssistGlobal Technologies Corp.

The Company has two wholly owned subsidiaries, AssistGlobal Inc., incorporated federally in February 2000, and AssistGlobal USA Inc., incorporated in the State of Nevada on September 23, 2003.

At the Company's annual general meeting held on June 16, 2004, Praveen K. Varshney, Geoffrey Dryer, Robert Visser, Sokhie Puar and Catherine Stauber were appointed directors of the Company.  Geoffrey Dryer was appointed as President & Chief Technology Officer, Catherine Stauber was appointed as Chief Executive Officer, Praveen Varshney was appointed as Chief Financial Officer and Peeyush Varshney was appointed Corporate Secretary.

Nature of Business

AssistGlobal Inc. currently has three main areas of revenue: Software sales, Application Hosting and Custom Solutions. AssistGlobal develops and sells a suite of software solutions: MicroView FM and MicroView HVAC & Electrical, Parking Manager and Delivery Manager (currently in its BETA testing stage).  These products are designed as add on modules to ARCHIBUS FM software.  Archibus Inc. is a privately held company in Boston, MA, USA.  Archibus Inc. designs, develops and sells a comprehensive data base system for infrastructure and facilities management.  Facilities and infrastructure management software is designed to aid in the management of a large scale facility or institution by recording the space configuration of each floor combined with the infrastructure (electrical, plumbing, heating, ventilation etc.), that supports the space. It also tracks assets, condition assessment, maintenance and inspections and surveys. AssistGlobal is a reseller of Archibus Inc. software and has a designated local territory of Western Canada and Western USA. AssistGlobal sells its proprietary products as add on modules to Archibus FM through a global network of Archibus business partners.

AssistGlobal's MicroView FM software operates from a mobile, handheld device that is designed to capture the information via a bar code reader on the end of the handheld unit. The information could be space related, asset tracking, work orders for maintenance or an inspection report from field work.  The captured information is then synched into the Archibus data base system.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Management Discussion & Analysis

December 31, 2004

AssistGlobal provides hosting services in order for customers to outsource Project and Facilities Management software applications. Applications are securely delivered to clients via the internet enabling global access to central data for geographically dispersed companies. AssistGlobal sells its hosting services through Archibus Dealers and Primavera Systems Inc. dealers. Primavera Systems Inc. develops, designs and sells a suite of project management, control and execution software products, through their established worldwide dealer channel. AssistGlobal hosts Primavera software at its B.C. head office.

AssistGlobal also customizes applications of its software to meet its clients' software needs.

1.3

Selected Annual Information

December 31,	Total Revenues	Gross Profit	Income (Loss)	Income (Loss) per share
2004	$690,403	$201,074	$(718,439)	$(0.04)
2003	651,290	173,123	(528,432)	(0.04)
2002	495,322	145,062	(138,206)	(0.01)

1.4

Results of Operations

The Company recorded a net loss for the year ended December 31, 2004 of $718,439 or $0.04 per share as compared to a net loss of $528,432 or $0.04 per share for 2003, an increase in net loss of $190,007. The increase in loss was primarily attributable to increased corporate activity as a result of the reverse takeover of ACI. Another factor which impacted the increase in loss for the year was the change in accounting policy for stock options whereby the Company recorded a compensation expense of $298,883 during the year for stock options granted to directors and consultants under the fair value based method.

The Company's total revenues for the year ended December 31, 2004 increased to $690,403 compared to $651,290 for the preceding year, an increase in revenues of $39,113.  Revenues were derived from software sales, hosting services and facilities management services. Sales increased through additional marketing and sales efforts made throughout the year. The most significant increase was in software sales where the Company's new MicroView FM version 2.65 was rolled out to the ARCHIBUS FM dealer channel. Upgrades to this version were a new source of revenue for the Company.  AssistGlobal is an authorized dealer for ARCHIBUS FM and sales for this product and support services increased during the year due to the closing of sales into the health care sector.

Direct costs increased to $489,329 during the year ended December 31, 2004 compared to $478,167 during the previous year, an increase of $11,162.  Direct cost increased due to the hiring of a VP of sales and some additional expenses associated with sales.

Over-all general and administrative expenses increased from $702,036 during the year ended December 31, 2003 to $918,446 during the year ended December 31, 2004, an increase of $216,410.

Consulting and management fees increased to $207,739 for the year ended December 31, 2004 compared to $143,218 in 2003. This increase was the result of a consulting services agreement and a management services contract entered into by the Company with companies controlled by a director and

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Management Discussion & Analysis

December 31, 2004

an officer of the Company. The consulting contract for Catherine Stauber was entered into January 1, 2004 for a term of 3 years with annual compensation being $75,000 per year.

Travel, advertising and promotion increased by $28,349, from $49,853 for the year ended December 31, 2003 to $78,202 for 2004, as a result of increased marketing activities for existing product lines, MicroView FM and Hosting Services for Archibus and Primavera software products.  The additional expense was incurred mainly to market the Company's products and services at two high profile conventions, PrimaVera's annual dealer convention in Baja, Mexico, in January and preparation and participation in the April annual International Archibus end user conference in Boston, MA.

1.5

Summary of Quarterly Results

The following is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Total Revenues	Gross Profit	Income (Loss)	Income (Loss) per share
December 31, 2004	$142,659	$66,298	$(196,976)	$(0.02)
September 30, 2004	173,021	44,350	(241,683)	(0.01)
June 30, 2004	175,744	(47,540)	(100,574)	(0.01)
March 31, 2004	198,979	137,966	(179,206)	(0.01)
December 31, 2003	336,677	60,634	(165,995)	(0.01)
September 30, 2003	37,636	9,042	(102,718)	(0.01)
June 30, 2003	166,134	20,940	(17,429)	(0.00)
March 31, 2003	110,843	82,507	(10,314)	(0.00)
December 31, 2002	121,155	35,654	(37,927)	(0.00)

1.6

/1.7

Liquidity and Capital Resources

The Company reported a negative working capital of $198,593 at December 31, 2004 compared to a negative working capital of $210,463 at December 31, 2003, representing an increase in working capital of $11,870. As at December 31, 2004, the Company had net cash on hand of $15,819 compared to $77,700 at December 31, 2003. Financing for the Company's operations was funded primarily from the following non-brokered private placements completed during the year and the prior year in conjunction with the reverse acquisition of ACI.

(a)

A private placement of 1,973,750 common shares at a price of $0.16 per common share for gross proceeds of $315,800; and

(b)

A private placement of 420,000 units at a price of US$0.25 per unit for total proceeds of US$105,000 or CAD$137,392. Each unit consists of one common share and one share purchase warrant of the Company. Each share purchase warrant entitles the holder to purchase one common share at a price of US$0.35 for a period of 12 months expiring April 6, 2005 and at a price of US$0.45 for the next 6 months, to a maximum of 18 months expiring October 6, 2005.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Management Discussion & Analysis

December 31, 2004

Current assets excluding cash at December 31, 2004 increased by $80,808 compared to December 31, 2003, which is attributable to an increase in accounts receivable of $59,807 and in prepaid expenses of $21,001.

During the year, the Company acquired property and equipment for cash consideration of $28,131.

Current liabilities as at December 31, 2004 increased by $7,057 due to increases in unearned revenues by $2,872 and in the current portion of obligations under capital leases by $8,023 and a decrease in accounts payable and accrued liabilities by $3,838.

The Company has promissory notes payable of $50,000 to certain shareholders which are unsecured, non-interest bearing and are repayable within 30 days of the Company receiving a single financing with a value of not less than $3,000,000. The shareholders have agreed to extend the repayment date to January 1, 2005.

The following shows the Company's contractual obligations:

Contractual Obligation                       Total                  Less than 1 year                    1-3 years

Capital leases (1)                             $30,506               $     -                                   $30,506

(1) The Company has entered into lease agreements to acquire computer equipment. The liability recorded under the capital leases represents the minimum lease payments payable net of imputed interest at an average rate of 28.37% per annum and is secured by computer equipment owned by the Company.

Net changes in non-cash working capital balances utilized $81,774 of cash for the year ended December 31, 2004, increasing cash utilized in operating activities to $476,893.

During the year, the Company utilized $16,957 of its cash to make payments on obligations under capital leases.

During the year, the Company raised $127,600 through a private placement described above net of share issuance costs and received US$250,000 or CAD $332,500 from the exercise of 1,000,000 stock options at a price of US$0.25 per share.

During the year, the Company granted to officers, directors and consultants 1,200,000 stock options at a price of US$0.25 per share and 1,350,000 stock options at a price of US$0.15 pursuant to its Stock Option Plan. The stock options are exercisable for a period of five years.

Financing for the Company's operations was funded primarily from various private placements described above. The Company has and may continue to have capital requirements in excess of its currently available resources. In the event the Company's plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Company may be required to seek additional financing. Although the Company experienced revenue growth during the year, there is no guarantee that it will continue to increase in the future.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Management Discussion & Analysis

December 31, 2004

The other sources of funds potentially available to the Corporation are through the exercise of 2,606,000 outstanding stock options and 420,000 share purchase warrants. There can be no assurance, whatsoever, that any of these outstanding exercisable securities will be exercised.

1.8

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9

Transactions with Related Parties

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The Company believes that the terms of the transactions were on terms as favorable as those which could have been negotiated with unaffiliated third parties.

The year end balances referred to below are unsecured, non-interest bearing, without specific terms of repayment and have arisen from the provision of services and loan advances as described.

(1)

Effective August 1, 2003, the Company entered into a Management Services Agreement (the "VCC Agreement") with Varshney Capital Corp. ("VCC"), a private British Columbia company partially-owned by Peeyush Varshney, an officer of the Company, pursuant to which the Company retained VCC to provide management services.  Praveen Varshney is a director of both the Company and VCC.  The VCC Agreement has an initial term of three years with compensation at the rate of $5,000 per month for management services. This agreement expires in August 2006.

During the year, the Company paid $60,000 in management fees to VCC pursuant to the VCC Agreement.

(2)

Effective August 1, 2003, the Company entered into a Consulting Services Agreement (the "SNJ Agreement") with SNJ Capital Ltd. ("SNJ"), a private British Columbia company wholly-owned by Sokhie Puar, a director of the Company, pursuant to which the Company retained SNJ to provide consulting services.  The SNJ Agreement has a term of three years with compensation at the rate of $5,000 per month for management services. This agreement expires in August 2006.

During the year, the Company paid $60,000 in consulting fees to SNJ pursuant to the SNJ Agreement.

(3)

Praveen K. Varshney and Peeyush K. Varshney are directors of Afrasia Mineral Fields Inc. ("Afrasia"). During the year, the Company paid rent to Afrasia of $17,723.  Afrasia is an oil and gas exploration company.

(4)

During the year, the Company received US$771 for software purchases and services from a company controlled by a director of the Company.

(5)

As at December 31, 2004, US$2,061 was due from a company controlled by a director of the Company.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Management Discussion & Analysis

December 31, 2004

(6)

As at December 31, 2004 $27,093 was due to companies controlled by/or with common directors of the Company.

(7)

As of January 1, 2004, the company entered into a consulting agreement with Catherine M. Stauber of 440819 BC Inc. a privately British Columbia company wholly owned by Catherine Stauber, CEO of the Company, pursuant to which the Company retained Catherine Stauber to provide management consulting services for a term of 3 years at an annual compensation rate of $75,000 or $6,250 monthly.  This agreement expires January 1, 2007.

1.10

Fourth Quarter

Please see 1.2 Over-all Performance.

1.11

Proposed Transactions

Subsequent to the year end, the Company announced that it is proposing to conduct an issuer bid to acquire its issued and outstanding shares.  Shares tendered under the issuer bid that are taken up by the Company will be paid for through the issuance of shares of AssistGlobal Inc. ("AGI"), the wholly-owned operations subsidiary of the Company.  The Company will issue one share from treasury of AGI for each 10 shares of the Company tendered under the issuer bid.  The issuer bid will be made to shareholders in British Columbia and other jurisdictions where the offer may lawfully be made and as determined by management.  The Company will prepare an issuer bid circular to be delivered to shareholders of the Company that are entitled to participate.

Catherine Stauber, Chief Executive Officer and director, and Geoffrey Dryer, President and director, have agreed to collectively tender 1,585,512 of their shares of the Company pursuant to the issuer bid.  The Company will cancel all of the shares of AGI held by the Company upon completion of the issuer bid.  As a result, upon completion of the bid, shareholders receiving shares of AGI pursuant to the bid will hold 100% of the issued and outstanding shares of AGI, and the Company will have divested its ownership of AGI.

The bid will be made subject to shareholder approval of the disposition of AGI.  Shareholders of record as at the close of business on April 25, 2005 will receive a comprehensive information circular describing the issuer bid and certain related matters.  The Company will engage an independent business valuator to prepare a valuation report, details of which will be summarized in the information circular prepared in connection with the bid.  In connection with the disposition of AGI, Catherine Stauber, Geoffrey Dryer and Robert Visser will not stand for re-election as directors at the Company's upcoming AGM, and will step down as officers of the Company.

The Company's decision to divest its interest in AGI follows various efforts to raise further financing for the business of AGI, which have not been successful.  As a result, the board of directors of the Company and AGI have mutually determined that the transaction is in the best interests of both companies.  The issuer bid will provide shareholders of the Company, that are resident in the jurisdictions in which the bid is being made, an opportunity to select whether to maintain their investment in the Company or to invest directly in AGI.

AGI has entered into an agreement in principle with Meridex Software Corporation (TSX-V: MSC) whereby upon completion of the issuer bid, Meridex is proposing to enter into an agreement to acquire the shares or assets AGI.  The acquisition of AGI is subject to a number of conditions, including

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Management Discussion & Analysis

December 31, 2004

completion of the issuer bid, board approvals, and entering into a definitive agreement with AGI.  Catherine Stauber has agreed to act as Senior Vice President of Meridex effective as of April 4, 2005.  The acquisition by Meridex will be made in accordance with the policies of the TSX Venture Exchange.

The Company has agreed with AGI that subject to completion of the issuer bid, it will forgive approximately $279,230 of intercorporate debt.

Following the completion of the issuer bid, the Company will consolidate its share capital at a ratio to be determined, subject to shareholder approval.

1.12

Critical Accounting Estimates

Not applicable.

1.13

Changes in Accounting Policies including Initial Adoption

The Company has a stock option plan, which is described in Note 8 (c).  Effective July 1, 2002, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments -to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after July 1, 2002, and has restated prior periods. The effect of retroactively adopting the fair value based method is to increase net loss by $231,976 for the year ended December 31, 2003 (2002 - $nil), to increase deficit by $231,976 as at December 31, 2003 (2002 -$nil), and to increase additional paid-in capital by $231,976 as at December 31, 2003 (2002 -$nil).

1.14

Financial Instruments and Other Instruments

(a)

Fair values

The carrying amounts of: cash and cash equivalents; accounts receivable; income taxes receivable; unearned revenue; accounts payable and accrued liabilities; demand loan; and capital leases approximate their fair values due to the short-term maturity of these instruments.

(b) Credit risk

Credit risk reflects the risk that the Company may be unable to recover contractual receivables.  The Company sells its products to customers in Canada and the United States.  One customer represents

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Management Discussion & Analysis

December 31, 2004

approximately 23% of the accounts receivable balance.  The Company employs established credit approval policies to mitigate this risk.

(c)

Currency risk

Foreign currency risk reflects the risk that the Company's net assets will be negatively impacted due to fluctuations in exchange rates.  The Company has not entered into foreign exchange contracts to hedge against gains or losses from foreign exchange fluctuations.  At December 31, 2004, cash and cash equivalents include a balance of $7,360 USD (2003 - $12,354 USD), accounts receivable of $64,074 USD (2003 - $34,294 USD) and accounts payable of $28,981 USD (2003 - $22,472 USD).

1.15

Other MD&A Requirements

Additional disclosures pertaining to the Company's annual information form, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

Management would like to thank you for your continued support. We look forward to updating the Company's shareholders as opportunities for AssistGlobal progress.

On behalf of the Board of Directors,

"Catherine Stauber"

Catherine Stauber

Director

May 3, 2005

ASSISTGLOBAL TECHNOLOGIES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

ASSISTGLOBAL TECHNOLOGIES CORP.

CONTENTS

DECEMBER 31, 2004

Page

AUDITORS' REPORT

1

FINANCIAL STATEMENTS

 Consolidated Balance Sheets

2

 Consolidated Statements of Operations And Deficit

3

 Consolidated Statements of Shareholders' Equity

4

 Consolidated Statements of Cash Flows

5

 Notes to the Consolidated Financial Statements

6 - 16

AUDITORS' REPORT

To the Shareholders of:

Assistglobal Technologies Corp.

We have audited the consolidated balance sheets of Assistglobal Technologies Corp. as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the United States Public Company Accounting Oversight Board. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor have we been engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

COMMENTS BY AUDITOR ON CANADA - UNITED STATES OF AMERICA REPORTING DIFFERENCE

The standards of the United States Public Company Accounting Oversight Board require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the United States Public Company Accounting Oversight Board, our report to the shareholders dated April 27, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the  consolidated financial statements.

The standards of the United States Public Company Accounting Oversight Board require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the change described in Note 3 (j) to the consolidated financial statements. Our report to the shareholders dated April 27, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/  LDMB Advisors Inc.

Chartered Accountants

Langley, British Columbia

April 27, 2005

ASSISTGLOBAL TECHNOLOGIES CORP.

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT DECEMBER 31,	2004	2003

		(Restated)
ASSETS
CURRENT
Cash and cash equivalents	$15,819	$77,700
Accounts receivable	183,690	123,883
Prepaid expenses	44,421	23,420

	243,930	225,003
PROPERTY AND EQUIPMENT (Note 4)	70,007	43,527
INTANGIBLE ASSETS (Note 3(f))	1	1

	$313,938	$268,531

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$250,628	$254,466
Demand loan (Note 5)	100,000	100,000
Unearned revenue	72,762	69,890
Capital lease obligations, current portion (Note 6)	19,133	11,110

	442,523	435,466
CAPITAL LEASE OBLIGATIONS, NET OF
CURRENT PORTION (Note 6)	5,652	7,845
PROMISSORY NOTES PAYABLE, SHAREHOLDERS (Note 7)	50,000	50,000

	498,175	493,311

SHAREHOLDERS' EQUITY
Share capital (Note 8)	1,132,603	553,180
Additional paid-in capital	459,835	280,276
Deficit	(1,776,675)	(1,058,236)

	(184,237)	(224,780)

	$313,938	$268,531

GOING CONCERN (Note 1)

COMMITMENTS (Note 12)

SUBSEQUENT EVENTS (Note 15)

APPROVED BY THE DIRECTORS:

____/s/  Sokhie Puar___________ Director

____/s/  Catherine Stauber______ Director

The accompanying notes are an integral part of these consolidated financial statements.

.

ASSISTGLOBAL TECHNOLOGIES CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31,	2004	2003

		(Restated)
REVENUE	$690,403	$651,290

DIRECT COSTS	489,329	478,167

GROSS PROFIT	201,074	173,123

EXPENSES
Advertising and promotion	27,579	17,253
Amortization	23,185	20,406
Bank charges and foreign exchange	16,197	19,951
Interest on capital lease obligations	6,958	1,005
Investor relations	28,000	-
Management and consulting fees:
Incurred	207,739	143,218
Stock-based compensation	112,438	48,300
Office and administration	31,480	16,828
Professional fees	76,614	91,878
Regulatory and share transfer fees	18,612	21,435
Rent and occupancy costs	36,860	25,246
Stock based compensation	158,444	231,976
Telephone	12,350	9,320
Travel	50,623	32,600
Wages and benefits	111,367	22,620

	918,446	702,036

LOSS BEFORE OTHER INCOME (EXPENSES)	(717,372)	(528,913)

OTHER INCOME	185	481
LOSS ON DISPOSAL OF EQUIPMENT	(1,252)	-

NET LOSS	$(718,439)	$(528,432)

LOSS PER SHARE	(0.04)	(0.04)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	17,284,764	14,890,898

The accompanying notes are an integral part of these consolidated financial statements.

.

ASSISTGLOBAL TECHNOLOGIES CORP.

CONSOLIDATED  STATEMENTS OF SHAREHOLDERS' EQUITY

(Expressed in Canadian Dollars)

	Common Shares
			Additional		Total
	Number		Paid-in	Accumulated	Shareholders'
	of Shares	Amount	Capital	Deficit	Equity

Balance, June 30, 2003	8,188,780	$13,503,911	$-	$(13,754,866)	$(250,955)
Share consolidation 3:1	(5,459,187)	-	-	-	-
Common shares issued for shares of
AssistGlobal Inc. (including 750,000
shares issued as a finder's fee)	11,100,000	(13,503,911)	-	13,503,911	-
AssistGlobal Inc. shareholder deficiency
acquired on reverse acquisition	-	177,380	-	(278,849)	(101,469)
Stock options exercised	200,000	60,000	-	-	60,000
Issue of common shares for cash	1,973,750	315,800	-	-	315,800
Fair value of options issued to consultants
(Note 3 (j))	-	-	280,276	-	280,276
Net loss for the year	-	-	-	(528,432)	(528,432)

Balance, December 31, 2003, as restated	16,003,343	553,180	280,276	(1,058,236)	(224,780)
Stock options exercised	1,000,000	332,500	-	-	332,500
Stock compensation on options exercised	-	91,323	(91,323)	-	-
Issue of common shares for cash, net of share
issue costs of $9,793	420,000	127,600	-	-	127,600
Issue of common shares for investor relation
services	200,000	28,000	-	-	28,000
Fair value of options issued to employees and
consultants	-	-	270,882	-	270,882
Net loss for the year	-	-	-	(718,439)	(718,439)

Balance, December 31, 2004	17,623,343	$1,132,603	$459,835	$(1,776,675)	$(184,237)

The accompanying notes are an integral part of these consolidated financial statements.

.

ASSISTGLOBAL TECHNOLOGIES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31,	2004	2003

		(Restated)
CASH FLOWS (USED IN) PROVIDED BY:
OPERATING ACTIVITIES
Net loss	$(718,439)	$(528,432)
Adjustments for items not affecting cash:
Amortization	23,185	20,406
Stock-based compensation	298,882	280,276
Loss on disposal of equipment	1,252	-
Changes in non-cash working capital balances:
Accounts receivable	(59,807)	(1,894)
Prepaid expenses	(21,001)	(23,420)
Accounts payable and accrued liabilities	(3,838)	21,839
Income taxes receivable	-	1,195
Unearned revenue	2,872	55,445

	(476,894)	(174,585)

FINANCING ACTIVITIES
Repayment of related party loans	-	(124,913)
Common stock issued for cash, net of issuance costs	127,600	315,800
Common stock issued on exercise of options	332,500	60,000
Repayment of capital lease obligations	(16,957)	(3,265)

	443,143	247,622

INVESTING ACTIVITIES
Purchase of equipment	(28,130)	(3,572)
Cash acquired upon the reverse acquisition of
AssistGlobal Technologies Corp.	-	2,379

	(28,130)	(1,193)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(61,881)	71,844
CASH AND CASH EQUIVALENTS, beginning	77,700	5,856

CASH AND CASH EQUIVALENTS, ending	$15,819	$77,700

SUPPLEMENTAL INFORMATION
Cash paid to (received from):
Interest	$6,958	$1,005
Income taxes	$-	$(1,195)
Non-cash activities:
Property and equipment acquired under capital lease	$22,787	$22,220
Shares issued for investor relation services	$28,000	$-

The accompanying notes are an integral part of these consolidated financial statements.

.

ASSISTGLOBAL TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

1.

GOING CONCERN AND NATURE OF BUSINESS

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business. Certain conditions discussed below, currently exist which raise substantial doubt upon the validity of this assumption. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

During the year ended December 31, 2004, the Company incurred a net loss of $718,439; for the year ended December 31, 2003, a net loss of $528,432; and at December 31, 2004, had an accumulated deficit of $1,776,675. At December 31, 2004, the Company had cash of $15,819.

Subsequent to December 31, 2004, the Company proposed, subject to shareholder approval, to conduct an issuer bid to acquire its issued and outstanding shares. Shares tendered under the issuer bid that are taken up by the Company will be paid for through the issuance of shares of AssistGlobal Inc. ("AGI"), the Company's wholly-owned subsidiary. The Company will issue one share from treasury of AGI for each ten (10) shares of the Company tendered under the bid.

Three directors and two employees have agreed to collectively tender 7,312,910 of their shares of the Company pursuant to the issuer bid. The Company will cancel all of the shares of AGI held by the Company upon completion of the issuer bid. As a result, upon completion of the bid, shareholders receiving shares of AGI pursuant to the bid will hold 100% of the issued and outstanding shares of AGI, and the Company will have divested its ownership of AGI.

The Company has agreed with AGI that subject to completion of the issuer bid, it will forgive approximately $279,230 of inter-corporate debt.

Should the Company complete its issuer bid and divest itself of AGI, it will have no operating business.

The Company's future operations are dependant upon its ability to obtain third party financing in the form of equity and/or debt and ultimately to generate future profitable operations. Such financing may not be available or may not be available on reasonable terms. The resolution of the going concern issue is dependant on the realization of management's plans. If management is unsuccessful in raising future debt or equity financings, the Company will be required to liquidate assets and curtail or possibly cease operations.

2.

REVERSE ACQUISITION OF ASSISTGLOBAL.COM COMMUNICATIONS INC. AND NAME CHANGES

These consolidated financial statements are the continuing financial statements of AssistGlobal Inc. (formerly AssistGlobal.com Communications Inc.) ("ACI"), a company incorporated under the Canada Business Corporations Act. On July 6, 2003, ACI was recapitalized and acquired IGN Internet Global Network Inc. ("IGN"), an inactive Canadian corporation which traded on the Over-The-Counter Bulletin Board.

Pursuant to the terms of a Share Exchange Agreement dated July 6, 2003 between ACI, the Company and the shareholders of ACI, the shareholders of ACI agreed to exchange all of their shares of ACI for shares of IGN. On closing of the Share Exchange Agreement on July 6, 2003, IGN acquired all of the issued and outstanding shares of ACI by issuing 10,350,000 post consolidated common shares of IGN to the shareholders of ACI. As a result of this transaction, the shareholders in ACI acquired control of IGN. In addition, the Company issued 750,000 common shares as a finder's fee for the acquisition.

On September 9, 2003, a special shareholders' resolution was passed to change IGN's name to AssistGlobal Technologies Corp. ("ATC").

These consolidated financial statements are issued under the name of the legal parent ATC but are considered a continuation of the consolidated financial statements of the legal subsidiary, ACI.

.

ASSISTGLOBAL TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Outlined below are those policies considered particularly significant by the Company.

(a)

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, AssistGlobal Inc., AssistGlobal USA Inc., Microview Information Systems Inc. and G & S CAD Solutions Ltd., and the results of their operations from the dates of acquisition. All material intercompany transactions and balances are eliminated on consolidation.

(b)

Accounting estimates

The preparation of financial statements in accordance with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses for the reporting period. Actual results could differ from those estimated by management.

(c)

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates market value.

(d)

Deferred finance charges

Deferred finance charges relating to the Company's capital leases are amortized to interest expense over the terms of the leases.

(e)

Property and equipment

Property and equipment are recorded at cost less accumulated amortization. Annual rates of amortization are as follows:

Computer equipment

30%

declining balance

Computer software

50%

straight line

Furniture and fixtures

20%

declining balance

In the year of acquisition, these rates are reduced by one-half.

(f)

Intangible assets

Intangible assets consist of the VAR licence to sell Archibus FM software and is recorded at a nominal $1.

.

ASSISTGLOBAL TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(g)

Revenue recognition

Revenue is recognized when earned. The Company provides turnkey web-hosted applications and sells packaged and custom software products and related consulting services. Software product revenues are recognized upon shipment of the software product only if no significant Company obligations remain, the fee is fixed or determinable, and collection is received or the resulting receivable is deemed probable. Revenue from packaged software products are recorded when the payment has been received and the software has been shipped. Revenue is recognized, net of discount and allowances, at the time of product shipment. Provisions are recorded for returns, concessions and bad debts and at December 31, 2004 amounted to $NIL. Revenue related to obligations, which include telephone support for certain products, are based on the relative fair value of each of the deliverables determined based on vendor-specific objective evidence ("VSOE") when significant. The Company VSOE is determined by the price charged when each element is sold separately. Revenue from non-recurring programming, software engineering fees, consulting service,support arrangements and training programs are recognized when the services are provided.

(h)

Software development costs

Software development costs are capitalized upon the establishment of technological feasibility. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors such as anticipated future revenue, estimated economic life, and changes in software and hardware technologies. Capitalizable software development costs have not been significant and accordingly no amounts have been capitalized.

(i)

Functional currency

The Canadian dollar is the Company's functional currency. Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rate of exchange prevailing at year end. Revenue and expense items are translated at the rate prevailing when they were incurred.

(j)

Stock-based compensation

The Company has a stock option plan, which is described in Note 8(c). Effective July 1, 2002, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense is recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments - to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after July 1, 2002, and has restated prior periods. The effect of retroactively adopting the fair value based method is to increase net loss by $231,976 for the year ended December 31, 2003 (2002 - $NIL), to increase deficit by $231,976 as at December 31, 2003 (2002 - $NIL), and to increase additional paid-in capital by $231,976 as at December 31, 2003 (2002 - $NIL).

.

ASSISTGLOBAL TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(k)

Loss per share

Loss per share has been calculated based on the weighted average number of shares outstanding during the periods. Fully diluted loss per share has not been presented as it would be anti-dilutive.

4.

PROPERTY AND EQUIPMENT

		Accumulated
	Cost	Amortization	2004	2003

Computer equipment	$90,149	$34,522	$55,627	$33,046
Computer software	47,531	41,860	5,671	1,932
Furniture and fixtures	15,172	6,463	8,709	8,549

	$152,852	$82,845	$70,007	$43,527

Included in property and equipment are assets acquired under capital leases with a cost of $45,007 (2003 - $22,220) and accumulated amortization of $12,417 (2003 - $3,333).

5.

DEMAND LOAN

The demand loan is unsecured, non-interest bearing with no fixed terms of repayment.

6.

CAPITAL LEASE OBLIGATIONS

The Company has entered into lease agreements to acquire computer equipment. The liability recorded under the capital leases represents the minimum lease payments payable net of imputed interest at an average rate of 28.37% per annum and is secured by computer equipment owned by the Company.

The Company's obligations under the capital leases consists of:

		2004	2003

Minimum lease payments payable		$30,506	$24,683
Less:	portion representing interest to be recorded over
	the remaining term of the leases	5,721	5,728

		24,785	18,955
Less:	current portion	19,133	11,110

Long-term portion		$5,652	$7,845

Future minimum annual lease payments payable under the capital leases are as follows:
Year ending:
2005			$23,916
2006			6,590

			$30,506

ASSISTGLOBAL TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

7.

PROMISSORY NOTES PAYABLE, SHAREHOLDERS

The promissory notes payable to certain shareholders are unsecured, non-interest bearing and are repayable within 30 days of the Company receiving a single financing with a value of not less than $3,000,000. The shareholders have agreed to extend the repayment date to January 1, 2006.

8.

SHARE CAPITAL

(a)

Authorized

Unlimited

common shares without nominal or par value

Pursuant to a special resolution of the shareholders dated June 16, 2004, the number of authorized common shares was increased to an unlimited number of common shares without nominal or par value.

      (b) Issued and fully paid

	Number of shares	Stated value

Balance at June 30, 2003	8,188,780	$13,503,911
Share consolidation 3:1	(5,459,187)	-
Common shares issued for shares of AssistGlobal Inc.
(including 750,000 shares issued as a finder's fee)	11,100,000	(13,503,911)
AssistGlobal Inc. shareholder deficiency acquired
on reverse acquisition	-	177,380
Issue of common shares for cash	1,973,750	315,800
Stock options exercised	200,000	60,000

Balance at December 31, 2003	16,003,343	553,180
Stock options exercised	1,000,000	332,500
Transfer from additional paid-in capital	-	91,323
Issue of common shares for cash	420,000	137,393
Share issuance costs	-	(9,793)
Shares issued for services	200,000	28,000

Balance at December 31, 2004	17,623,343	$1,132,603

During the year ended December 31, 2004, the Company completed a non-brokered private placement of 420,000 units at a price of $0.25 U.S. per unit for total gross proceeds of $105,000 U.S. ($137,393 Cdn). Each unit is comprised of one common share without par value in the share capital of the Company and one non-transferable share purchase warrant ("warrant"). Each warrant entitles the holder to purchase one additional common share at a price of $0.35 U.S. per share for twelve months expiring March 17, 2005 and $0.45 U.S. per share for a further period of six months to a maximum of eighteen months expiring September 17, 2005. A commission of $9,793 was paid on a portion of the private placement.

During the year, an aggregate of 1,000,000 stock options were exercised at a price of $0.25 U.S. per share for gross proceeds of $250,000 U.S. ($332,500 Cdn) and 1,000,000 common shares were issued.

ASSISTGLOBAL TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

8.

SHARE CAPITAL, continued

(c)

Stock options

The Company maintains a fixed stock option plan that enables it to grant options to its directors, officers,

employees and other service providers. Each option agreement with the grantee sets forth, among other things, the number of options granted, the exercise price and the vesting conditions of the options. A summary of the status of the options outstanding and exercisable follows:

	Number of shares	exercise price

Balance at June 30, 2003	1,011,000	$0.10
Consolidation 3:1	(674,000)	0.10
Exercised	(200,000)	0.30
Cancelled	(78,667)	0.30
Granted	1,330,000	0.39

Balance at December 31, 2003	1,388,333	0.39
Granted	2,550,000	0.26
Exercised	(1,000,000)	0.33
Cancelled	(332,333)	0.39

Balance at December 31, 2004	2,606,000	$0.29

As at December 31, 2004, the following stock options were outstanding:

	Number			Number
	outstanding at			exercisable at
Exercise price	December 31, 2004		Expiry date	December 31, 2004

$0.30		56,000	January 25, 2007	56,000
$0.39	($0.30 USD)	1,000,000	December 9, 2008	1,000,000
$0.33	($0.25 USD)	200,000	January 16, 2009	200,000
$0.39	($0.15 USD)	1,350,000	August 25, 2009	1,350,000

		2,606,000		2,606,000

During the year ended December 31, 2004, under the fair value based method, $270,883 $280,276) in compensation expense was recorded in the statements of operations and deficit for stock options granted to directors and a consultant.

.

ASSISTGLOBAL TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

8.

SHARE CAPITAL, continued

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model with the following assumptions:

	2004	2003

Risk free interest rate	2.36%	3.00%
Stock price volatility	129.00%	124.00%
Expected life of options	2 years	3 years

The weighted average fair value of options granted during the year ended December 31, 2004 is $0.11 (2003 - $0.21).

(d)

Warrants

As at December 31, 2004, the Company had the following warrants outstanding entitling the holder purchase one common share of the Company as follows:

(e)

Additional paid-in capital

2004                      2003

Balance, beginning, as previously stated

$        48,300

$

-

Adjustment for stock compensation (Note 3 (j))

 231,976

-

Balance at December 31, 2003, as restated

 280,276

-

Stock based compensation

 270,882

280,276

Transfer to share capital on exercise of options

 (91,323)

-

Balance, ending

$        459,835       $      280,276

.

ASSISTGLOBAL TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

9.

FINANCIAL INSTRUMENTS

(a)

Fair values

The carrying amounts of: cash and cash equivalents; accounts receivable; income taxes receivable; unearned revenue; accounts payable and accrued liabilities; demand loan; and capital leases approximate their fair values due to the short-term maturity of these instruments.

(b)

Credit risk

Credit risk reflects the risk that the Company may be unable to recover contractual receivables. The Company sells its products to customers in Canada and the United States. One customer represents approximately 23% of the accounts receivable balance. The Company employs established credit approval policies to mitigate this risk.

(c)

Currency risk

Foreign currency risk reflects the risk that the Company's net assets will be negatively impacted due to fluctuations in exchange rates. The Company has not entered into foreign exchange contracts to hedge against gains or losses from foreign exchange fluctuations. At December 31, 2004, cash and cash equivalents include a balance of $7,360 USD (2003 - $12,354 USD), accounts receivable of $64,074 USD (2003 - $34,294 USD) and accounts payable of $28,981 USD (2003 - $22,472 USD).

(a)  Future tax assets and liabilities

10.

INCOME TAXES

	2004	2003

Future tax assets (liabilities):
Operating loss carry-forwards	$308,071	$137,912
Property and equipment	(4,536)	(2,396)

	303,535	135,516
Valuation allowance	(303,535)	(135,516)

Net future tax asset	$-	$-

(b)

Loss carry-forwards

The Company and its subsidiaries have estimated accumulated losses of approximately $831,439. These losses expire as follows:

2007

$

4,850

2009

118,276

2010

276,767

2014

431,546

$       831,439

.

ASSISTGLOBAL TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

11.

RELATED PARTY TRANSACTIONS

2004

2003

Management and consulting fees paid to officers and directors of the Company and/or companies controlled by them

$      192,114

$

121,277

Sales to a company controlled by a director of the

Company

$

.

$

25,200

Amounts included in accounts receivable due from a

company controlled by a director of the Company

$

2,061

.

$

1,141

Amounts included in accounts payable due to companies controlled by/or with common directors of the Company

                                                                                                       $        27,093           $     64,900

Rent paid to a company controlled by a director and an

officer of the Company

$

17,723            $      6,342

These amounts are recorded at the exchange amount based on the amounts paid and/or received by the parties.

12.

COMMITMENTS

Under the terms of management and consulting services agreements with companies controlled by officers and directors of the Company, the Company will be required to make annual management and consulting payments as follows:

2005

$

195,000

2006

145,000

$

340,000

13.

SEGMENTED INFORMATION

The Company operates primarily in the facilities and project management industries. All of the Company's assets and employees are located in Canada.

14.

RISKS AND UNCERTAINTIES

The Company's future operating results may be affected by a number of factors. The Company is dependent upon a number of major suppliers. If a critical supplier had operational problems or ceased making services or software available to the Company, operations could be adversely affected. In particular, hosting services are purchased from one supplier.

15.

SUBSEQUENT EVENTS

Subsequent to the year ended December 31, 2004, the Company proposed to conduct an issuer bid to acquire its issued and outstanding shares. Shares tendered under the issuer bid that are taken up by the Company will be paid for through the issuance of shares of AssistGlobal Inc. ("AGI"). The Company will issue one share from treasury of AGI for each ten (10) shares of the Company tendered under the issuer bid. The issuer bid will be made to shareholders in British Columbia and other jurisdictions where the offer may lawfully be made and as determined by management. The Company will prepare an issuer bid circular to be delivered to shareholders of the Company that are entitled to participate.

.

ASSISTGLOBAL TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

15.

SUBSEQUENT EVENTS, continued

Three directors and two employees, have agreed to collectively tender 7,312,910 of their shares of the Company pursuant to the issuer bid. The Company will cancel all of the shares of AGI held by the Company upon completion of the issuer bid. As a result, upon completion of the bid, shareholders receiving shares of AGI pursuant to the bid will hold 100% of the issued and outstanding shares of AGI, and the Company will have divested its ownership of AGI.

The bid will be made subject to shareholder approval of the disposition of AGI. Shareholders of record as at the close of business on April 25, 2005 will receive a comprehensive information circular describing the issuer bid and certain related matters. The Company will engage an independent business valuator to prepare a valuation report, details of which will be summarized in the information circular prepared in connection with the bid. In connection with the disposition of AGI, Catherine Stauber, Geoffrey Dryer and Robert Visser will not stand for re-election as directors at the Company's upcoming AGM, and will step down as officers of the Company.

The Company's decision to divest its interest in AGI follows various efforts to raise further financing for the business of AGI, which have not been successful. As a result, the board of directors of the Company and AGI have mutually determined that the transaction is in the best interest of both companies. The issuer bid will provide shareholders of the Company, that are resident in the jurisdictions in which the bid is being made, an opportunity to select whether to maintain their investment in the Company or to invest directly in AGI.

AGI has entered into an agreement in principle with Meridex Software Corporation ("Meridex") (TSX-V: MSC) whereby upon completion of the issuer bid, Meridex is proposing to enter into an agreement to acquire the shares or assets of AGI. The acquisition of AGI is subject to a number of conditions, including completion of the issuer bid, board approvals, and entering into a definitive agreement with AGI. Catherine Stauber has agreed to act as Senior Vice President of Meridex effective April 4, 2005. The acquisition by Meridex will be made in accordance with the policies of the TSX Venture Exchange.

The Company has agreed with AGI that subject to completion of the issuer bid, it will forgive approximately $279,230 of inter-corporate debt.

Following the completion of the issuer bid, the Company will consolidate its share capital at a ratio to be determined, subject to shareholder approval.

.

ASSISTGLOBAL TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. The Company's net loss reported under Canadian GAAP is consistent with the net loss and comprehensive income that would be reported under U.S. GAAP.

Recent accounting pronouncements

In December 2004, the FASB issued revised SFAS No. 123 (SFAS No. 123R), Share-Based Payment. This standard eliminates the ability to account for share-based compensation transactions using the intrinsic value-based method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and requires instead that such transactions be accounted for using a fair value based method. SFAS No. 123R is effective for financial statements issued at the beginning of the next fiscal year that begins after December 15, 2005. The adoption of this accounting pronouncement is not expected to have a material effect on the consolidated financial statements.

In December 2004, the FASB issued FAS 153, Exchanges of Non-monetary Assets. The provisions of this statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The provisions of this statement should be applied prospectively, and eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, Accounting for Non-monetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. the adoption of this accounting pronouncement is not expected to have a material effect on the consolidated financial statements.

.

ASSISTGLOBAL TECHNOLOGIES CORP.

May 17, 2005

(No.2005-05-02)

Update regarding Disposition of AssistGlobal Inc.

Vancouver, BC - May 17, 2005, -AssistGlobal Technologies Corp. (CNQ: AGBT.U, NASD OTCBB: AGBTF) (the "Company") announces that the disposition of AssistGlobal Inc. ("AGI") previously announced on March 17, 2005 will no longer proceed by way of issuer bid.  The company has instead negotiated an agreement with Catherine Stauber, Geoffrey Dryer, Robert Visser, Shelley Chapman, Steven Lisle and Angela Towle, whereby those persons will return 7,322,914 shares of the company held by them to the treasury of the company for cancellation in exchange for all of the shares of AGI.  The transaction will require the approval of two-third of the votes of shareholders participating at the upcoming 2005 annual shareholder meeting of the company. The directors of the company are also seeking approval of disinterested shareholders to the transaction with related parties in connection with the disposition of AGI.  As the sale represents a disposition of substantially all of the assets of the company, shareholders of the company are entitled to exercise dissent rights under applicable corporate laws.

The directors of the company engaged the firm of Evans & Evans, Inc. to prepare an independent valuation report respecting the disposition of the shares of AGI.  Details of the report are summarized in the information circular being sent to shareholders in connection with the 2005 annual shareholder meeting.

In connection with the disposition of AGI, Catherine Stauber, Geoffrey Dryer and Robert Visser will not stand for re-election as directors at the Company's upcoming 2005 annual shareholder meeting, and will step down as officers of the Company upon closing of the transaction.  The Company has also agreed with AGI that on closing of the transaction, it will forgive approximately $279,230 of intercorporate debt owed by AGI and transfer its ownership of AssistGlobal (USA) Inc. to AGI.

The Company's decision to divest its interest in AGI follows various efforts to raise further financing for the business of AGI, which have not been successful.  As a result the board of directors of the Company and AGI have mutually determined that the transaction is in best interests of both the Company and AGI.

Management of AGI have negotiated an agreement in principle with Meridex Software Corporation (TSX-V: MSC) whereby Meridex is proposing to acquire the shares or assets AGI.  The acquisition of AGI is subject to a number of conditions, including the disposition of AGI by the company, board approval, and entering into a definitive agreement with AGI.  The acquisition by Meridex, if proceeding, will be made in accordance with the policies of the TSX Venture Exchange.

The Company will also seek shareholder approval at the 2005 annual shareholder meeting to a consolidation of its issued share capital on the basis of four (4) existing shares for each new share.

On behalf of the Board of Directors of

AssistGlobal Technologies Corporation

"Sokhie S. Puar"

Sokhie S. Puar

Director

The information provided in this news release may contain forward looking statements. These statements are based on our current expectations and beliefs and are subject to a number of risks and uncertainties that can cause actual results to differ materially from those described in forward looking statements.

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 684-2181  Fax (604) 682-4768

email: info@assistglobal.com    website: www.assistglobal.com

ASSISTGLOBAL TECHNOLOGIES CORP.

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Catherine Stauber, Chief Executive Officer of AssistGlobal Technologies Corp. certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of AssistGlobal Technologies Corp., (the issuer) for the year ending December 31, 2004;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.

I have caused the issuer to disclosed in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent year that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

May 5, 2005

________________________

Catherine Stauber

CEO

ASSISTGLOBAL TECHNOLOGIES CORP.

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Praveen Varshney, Chief Financial Officer of AssistGlobal Technologies Corp. certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of AssistGlobal Technologies Corp., (the issuer) for the year ending December 31, 2004;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.

I have caused the issuer to disclosed in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent year that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

May 5, 2005

________________________

Praveen Varshney

CFO

SECTION 302 CERTIFICATIONS

I, Catherine Stauber, certify that:

1.

I have reviewed this report for the fiscal year ended December 31, 2004 of AssistGlobal Technologies  Corp.

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statement, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.

The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual report is being prepared;

b)

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the small business issuer's internal control over financial reporting; and

5.

The small business issuer's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent function):

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's control over financial reporting.

Date:  May 5, 2005

By: /s/ Catherine Stauber

Catherine Stauber

Chief Executive Officer

SECTION 302 CERTIFICATIONS

I, Praveen Varshney, certify that:

1.

I have reviewed this report for the fiscal year ended December 31, 2004 of AssistGlobal Technologies Corp.

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statement, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.

The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

e)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual report is being prepared;

f)

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

g)

evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

h)

disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the small business issuer's internal control over financial reporting; and

5.

The small business issuer's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent function):

c)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

d)

any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's control over financial reporting.

Date:  May 5, 2005

By: /s/ Praveen Varshney

Praveen Varshney

Chief Financial Officer